                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                           First Franklin Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   320272 10 7
                                 (CUSIP Number)

                                December 31, 2005
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[x]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------
CUSIP No. 320272 10 7                 13G
---------------------

--------------------------------------------------------------------------------
1 Name of Reporting Person I.R.S. Identification No. Of Above Person (entities only)
     Richard H. Finan
--------------------------------------------------------------------------------
2    Check The Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------
               5    Sole Voting Power
                    48,174
  Number of    -----------------------------------------------------------------
   Shares      6    Shared Voting Power
Beneficially        37,500
   Owned       -----------------------------------------------------------------
   by Each     7    Sole Dispositive Power
 Reporting          48,174
Person With    -----------------------------------------------------------------
               8    Shared Dispositive Power
                    37,500
--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person
     85,674
--------------------------------------------------------------------------------
10   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
--------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (9)
     5.2%
--------------------------------------------------------------------------------
12   Type of Reporting Person*
     IN
--------------------------------------------------------------------------------

Item 1(a).   Name of Issuer:

             First Franklin Corporation

Item 1(b).   Address of Issuer's Principal Executive Offices:

             4750 Ashwood Drive
             Cincinnati, Ohio 45241

Item 2(a).   Name of Person Filing:

             Richard H. Finan

Item 2(b).   Address of Principal Business Office or, if none, Residence:

             3457 Sherbrooke Drive
             Cincinnati, Ohio 45241

Item 2(c).   Citizenship:

             United States

Item 2(d).   Title and Class of Securities:

             Common Stock

Item 2(e).   CUSIP Number

             320272 10 7

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

             (a)    [ ]  Broker or Dealer registered under Section 15 of the Act
                         (15 U.S.C. 78o).

             (b)    [ ]  Bank as defined in section 3(a)(6) of the Act (15
                         U.S.C. 78c).

             (c)    [ ]  Insurance Company as defined in section 3(a)(19) of the
                         Act (15 U.S.C. 78c).

             (d)    [ ]  Investment Company registered under section 8 of the
                         Investment Company Act of 1940 (15 U.S.C. 80a-8).

             (e)    [ ]  An investment adviser in accordance with Section
                         240.13d-1(b)(1)(ii)(E).

             (f)    [ ]  An employee benefit plan or endowment fund in
                         accordance with Section 240.13d-1(b)(1)(ii)(F).

             (g)    [ ]  A parent holding company or control person in
                         accordance with Section 240.13d-1(b)(1)(ii)(G).

             (h)    [ ]  A savings association as defined in Section 13(b) of
                         the Federal Deposit Insurance Act (12 U.S.C. 1813).

             (i)    [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

             (j)    [ ]  A group, in accordance with Section
                         240.13d-1(b)(1)(ii)(J).

Item 4.      Ownership:

             (a)    Amount Beneficially Owned:

                    85,674

             (b)    Percent of Class:

                    5.2%

             (c)    Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote: 48,174

                    (ii) shared power to vote or to direct the vote: 37,500

                    (iii) sole power to dispose or to direct the disposition of:
                         48,174

                    (iv) shared power to dispose or to direct the disposition
                         of: 37,500

             Mr. Finan has sole voting and dispositive power over 39,924 shares he owns directly and 8,250 shares subject to vested stock options that he holds. Mr. Finan has shared voting and dispositive power over 37,500 shares held by his spouse.

Item 5.      Ownership of Five Percent or Less of a Class:

             Not applicable

Item 6.      Ownership of More Than Five Percent on Behalf of Another Person:

             Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

             Not applicable

Item 8.      Identification and Classification of Members of the Group:

             Not applicable

Item 9.      Notice of Dissolution of Group:

             Not applicable

Item 10.     Certification:

             Not applicable

                                    SIGNATURE

     After reasonable inquiry and to be best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 20, 2006                        /s/ Richard H. Finan
Date                                    ----------------------------------------
                                        Richard H. Finan